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02003318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30586

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JMC Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
9710 Scranton Rd. Ste. 100
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Forrester 858-450-0055
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose *opinion is* contained *in* this Report*
PricewaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name)*

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02 SS

OATH OR AFFIRMATION

I, Lee Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JMC Investment Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None.

Lee Forrester
Signature

Chief Financial Officer
Title

Robert E. Jeffords
Notary Public

ROBERT E. JEFFORDS
Commission # 1214485
Notary Public - California
San Diego County
My Comm. Expires Mar 29, 2003

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(Supplemental Report on Internal Control Structure)

**For conditions *of confidential treatment of certain portions of this filing*, see *section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors of
JMC Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of JMC Investment Services, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying statements of computation of net capital under SEC rule 15c3-1, computation for determination of reserve requirements under SEC rule 15c3-3, and information relating to possession or control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2002

JMC INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$ 7,454
Due from Parent and affiliate	515,224
	$ 522,678
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 85
Total Liabilities	85
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par value; 20,000 shares authorized and issued	100
Additional paid-in capital	4,616,496
Accumulated deficit	(4,094,003)
Total Stockholder's Equity	522,593
	$ 522,678

See accompanying notes to financial statements.

JMC INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Interest and other	$ 1,410
Total revenues	1,410
EXPENSES:	
General and administrative	-
Income before income taxes	1,410
Income tax expense	(560)
Net income	$ 850

See accompanying notes to financial statements.

JMC INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BEGINNING OF YEAR	$ 100	$ 4,616,496	$ (4,094,853)	$ 521,743
Net income	-	-	850	850
END OF YEAR	$ 100	$ 4,616,496	$ (4,094,003)	$ 522,593

See accompanying notes to financial statements.

JMC INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 850
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in accounts payable and accrued expenses	(71)
Net cash provided by operating activities	779
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in due from Parent and affiliate	(109,475)
Net decrease in cash and cash equivalents	(108,896)
Cash and cash equivalents at beginning of year	116,150
Cash and cash equivalents at end of year	$ 7,454

See accompanying notes to financial statements.

JMC INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

1. ORGANIZATION

JMC Investment Services, Inc. (the "Company") is a wholly owned subsidiary of Detwiler, Mitchell & Co. ("DMC" or the "Parent"). The Company is registered with the Securities and Exchange Commission as a broker-dealer in securities and is a member of the National Association of Securities Dealers, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash in banks and investments purchased with a maturity of three months or less are classified as cash and cash equivalents.

Fair Value of Financial Instruments – The carrying amounts of the Company's assets and liabilities approximate their fair value due to their short-term nature.

Related Party Transactions – Amounts due from Parent and affiliate primarily consist of advances from DMC and affiliate. The balance is due on demand and bears no interest.

The Company receives no allocation of compensation and other operating expenses that are incurred on its behalf by its Parent. As such, the Company's financial statements may not necessarily reflect its financial position or results of operations if it were a stand-alone company.

Income Taxes – The Company is included in a consolidated tax return with DMC. DMC allocates the income tax expense among the consolidated group based upon the subsidiaries' Federal and state effective rates, which approximate 40%, applicable to the subsidiaries' income or loss before income taxes.

Revenue Recognition – The Company currently has limited operations. All income is derived by assets held in money market accounts.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

JMC INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

3. NET CAPITAL REQUIRMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The Company computes its net capital under the aggregate indebtedness method which requires that minimum net capital exceed 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.

The Company cannot reduce net capital or pay cash dividends if its resulting net capital would be less than 10% of aggregate indebtedness or 120% of the minimum dollar requirement, whichever is greater.

At December 31, 2001, the Company had net capital of $7,220, which exceeded minimum net capital of $5,000 by $2,220. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was .01 to 1.

JMC INVESTMENT SERVICES, INC.

STATEMENT OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMMISSION

AT DECEMBER 31, 2001

NET CAPITAL:	
Stockholder's Equity	$ 522,593
Less adjustments to equity – due from Parent and affiliate	515,224
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	7,369
Less Haircuts On Securities Positions:	
Cash equivalents – money market fund	149
TENTATIVE NET CAPITAL	7,220
Minimum Net Capital Requirement:	
6-2/3% of aggregate indebtedness of $85 or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 2,220
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness	$ 85
Ratio of Aggregate Indebtedness to Net Capital	.01 to 1

JMC INVESTMENT SERVICES, INC.

STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2001

A computation of the reserve requirement is not applicable to JMC Investment Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

JMC INVESTMENT SERVICES, INC.

STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2001

Information relating to possession or control requirements is not applicable to JMC Investment Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

To the Board of Directors of JMC Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of JMC Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Detwiler, Mitchell & Co. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the California Department of Corporations, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2002

JMC Investment Services, Inc.

(SEC File Number 8-30586)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2001 and
Independent Accountants' Report and Supplemental
Report on Internal Control